SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2009

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1. Material Event regarding resolutions of the General Meeting on April 23, 2009

Item 1.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

1.- Be informed that on April 23, 2009, the General Meeting resolved the following:

a) To distribute dividends for $12.40599 per share to be paid on September 15, 2009, on account of profits for fiscal year 2008. This dividend, added to the provisional dividends paid in December 2008, fulfills the Policy to distribute 100% of the fiscal year`s profits.

b) To fully renew the Board of Executive Officers of the Company by appointing the following members:

Series A Sitting Members	Series A Deputy Members

Emilio Gilolmo López	José María Alvarez-Pallete López

Narcis Serra Serra	Cristián Aninat Salas

Andrés Concha Rodríguez	Raúl Morodo Leoncio

Fernando Bustamante Huerta	Mario Vazquez Mari

Patricio Rojas Ramos	Benjamín Holmes Bierwirth

Hernán Cheyre Valenzuela	Carlos Díaz Vergara

B Series Sitting Member	B Series Deputy Member

Marco Colodro Hadjes	Alfonso Ferrari Herrero

2- Be informed that the Extraordinary General Meeting held on April 23, 2008, resolved the following:

a) To change the corporate name of Compañía de Telecomunicaciones de Chile S.A. to TELEFÓNICA CHILE S.A. and amend the trade names by adding “Compañía de Telecomunicaciones de Chile” and “Compañía de Telecomunicaciones de Chile S.A.” to the existing names.

b) To decrease the Paid-in Capital by the amount of $326,862,636,181.00 by capitalizing the accumulated losses reserve account recognized during the IFRS adoption process, maintaining the same Shareholders’ Equity and number of shares.

c) To amend the Bylaws referring to previous agreements.

Reported to the Chilean Securities and Exchange Commission on April 24, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are ba sed on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in su ch assumptions or factors could cause actual results to differ materially from current expectations.